Trelawney Mining and Exploration Inc.

Consolidated
Financial Statements
For the years ended
December 31, 2010 and 2009

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Trelawney Mining and Exploration Inc. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company maintains systems of internal controls that are designed by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

The Board of Directors is responsible for reviewing and approving the financial statements and ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. The Audit Committee consists of directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval. The Audit Committee is responsible for engaging and reappointing the external auditors.

The external auditors conduct an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards in order to express their opinion on these financial statements. Those standards require that the external auditors plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

/s/ Greg Gibson	, President and CEO	/s/ Andres Tinajero	, VP of Finance & CFO
Greg Gibson		Andres Tinajero

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Trelawney Mining and Exploration Inc.

We have audited the accompanying consolidated financial statements of Trelawney Mining and Exploration Inc., which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Trelawney Mining and Exploration Inc. as at December 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Other matter

The financial statements of Trelawney Mining and Exploration Inc. for the year ended December 31, 2009 were audited by another auditor who expressed an unmodified opinion on those statements on February 12, 2010.

Toronto, Canada	/s/ ERNST & YOUNG LLP
March 15, 2011	Chartered accountants
Licensed Public Accountants

Trelawney Mining and Exploration Inc.

Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	December 31,
As at,	2010	2009
Assets
Current Assets
Cash and cash equivalents (Note 12)	$54,219,416	$10,593,347
Marketable securities (Note 5)	87,375	32,500
GST and other receivables	772,525	76,854
Prepaid expenses	211,817	8,937
	55,291,133	10,711,638
Restricted cash (Note 12)	586,198	47,350
Deposits (Note 13)	539,000	-
Capital assets (Note 3)	5,663,559	-
Mineral properties and deferred costs (Note 4)	30,300,790	10,821,403
	$92,380,680	$21,580,391

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 7)	$2,791,245	$794,941
Short term portion of capital lease obligations (Note 8)	318,193	-
	3,109,438	794,941
Property Option Payable (Note 4.d)	-	1,000,000
Capital lease obligations (Note 8)	660,648	-
Provision for mine closure (Note 9)	443,114
	4,213,200	1,794,941
Shareholders’ equity
Capital stock (Note 10)	97,953,082	19,222,646
Contributed surplus (Note 11)	7,359,551	5,983,119
Deficit	(17,145,153)	(5,420,315)
	88,167,480	19,785,450
	$92,380,680	$21,580,391

Approved by the Board:

/s/ James Fairbairn	, Director	/s/ Patrick Mohan	, Director
James Fairbairn		Patrick Mohan

See notes to the consolidated financial statements

Trelawney Mining and Exploration Inc.

Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

Years ended,	December 31, 2010	December 31, 2009
Administrative Expenses
Management and consulting fees (Note 7)	470,244	515,113
Promotion and travel	559,666	117,593
Office and general	891,268	220,276
Professional fees (Note 7)	357,368	114,537
Stock-based compensation (Note 10)	3,238,460	686,300
Shareholders’ information	554,805	94,260
Salaries and benefits (Note 7)	2,847,789	-
	8,919,600	1,748,079
Write-down of mineral properties and deferred costs (Note 5)	2,923,113	798,022
Unrealized gain on marketable securities (Note 5)	(20,875)	(22,750)
Net Loss and comprehensive loss before income taxes	11,821,838	2,523,351
Future income tax expense (recovery) (Note 14)	(97,000)	118,000
Net loss and comprehensive loss	11,724,838	2,641,351
Deficit at beginning of year	5,420,315	2,778,964
Deficit, end of year	$17,145,153	$5,420,315

Net loss per share – basic and diluted	13.8 ¢	9.7	¢
Weighted average # of shares outstanding - basic	85,156,280	27,170,287
Weighted average # of shares outstanding –diluted	85,156,280	27,170,287

See notes to the consolidated financial statements

Trelawney Mining and Exploration Inc.

Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)

Years ended,	December 31, 2010	December 31, 2009
Operations
Net loss	$(11,724,838)	$(2,641,351)
Adjustments to reconcile net loss to cash flow from operating activities:
Stock-based compensation	3,238,460	686,300
Write-down of mineral properties and deferred costs	2,923,113	798,022
Amortization	21,363	-
Gain on marketable securities	(20,875)	(22,750)
Gain on sale of capital asset	(22,800)	-
Accretion expense	7,193	-
Future income tax expense (recovery)	(97,000)	118,000
Net change in non-cash operating working capital items:
Prepaid expenses	(202,880)	(405)
GST recoverable	(695,671)	(57,103)
Accounts payable and accruals	1,527,249	681,563
	(5,046,686)	(437,724)
Financing
Issuance of share capital	72,783,408	12,557,660
	72,783,408	12,557,660
Investing
Additions to capital assets	(5,098,787)	-
Additions to mineral properties and deferred costs	(16,866,376)	(1,851,383)
Payment of property option payable	(1,000,000)	-
Payment of capital lease obligation	(67,642)	-
Deposits	(539,000)	-
Restricted cash	(538,848)	(47,349)
	(24,110,653)	(1,898,732)
Net increase (decrease) in cash and cash equivalents	43,626,069	10,221,203
Cash and cash equivalents, beginning of year	10,593,347	372,144
Cash and cash equivalents, end of year	$54,219,416	$10,593,347

See notes to the consolidated financial statements

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

1.     Nature of Operations

Trelawney Mining and Exploration Inc. (Trelawney or the Company) was incorporated under the laws of the Province of Ontario, Canada.  Its principal business activities are that of mineral exploration Company in Ontario.  On April 16, 2009 the Company filed Articles of Amendment to change its name from Trelawney Resources Inc. to Trelawney Mining and Exploration Inc. These articles also authorized a five for one share consolidation of the Company’s issued and outstanding shares. All shares and per share amounts reflect this share consolidation.

Trelawney is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves.  The recovery of expenditures on mineral properties and the related deferred exploration costs is dependent upon the existence of economically recoverable mineralization, the ability of Trelawney to obtain financing necessary to complete the exploration and the development of the mineral properties, and upon future profitable production or alternatively, on the sufficiency of proceeds from disposition.

2.     Summary of Significant Accounting Policies

Basis of presentation
These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada. The Canadian dollar is both the functional and reporting currency of the Company. Summarized below are those policies considered particularly significant to the Company.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its Canadian wholly-owned subsidiary Terex Resources Limited (“TRL”).

Mineral Properties and Deferred Costs
The cost of mineral properties and their related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments  are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income.

Capital Assets
Capital assets are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method at the following annual rates:

Buildings	10 years
Computer equipment	3 years
Furniture and fixtures	4 - 5 years
Mining equipment	8 -10 years
Various equipment	3 years
Vehicles	4 years

Revenue Recognition
Trelawney recognizes interest revenue as earned over the passage of time on a monthly basis.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

2.     Summary of Significant Accounting Policies (continued)

Impairment of Long-lived Assets
The Company reviews long-lived assets such as capital assets and mineral properties and related expenditures for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When indicators of impairment exist, and the carrying value is greater than the net recoverable value, an impairment loss is recognized to the extent that the fair value is below the carrying value. Mineral properties are written off (i.e. the carrying amount reduced to nil) if the property’s rights are allowed to lapse or if the property is, or is intended to be, abandoned.

Asset Retirement Obligations
The Company recognizes the fair value of the retirement obligation associated with mineral properties and capital assets in the period in which this liability arises and when reasonable estimates of this fair value can be made.  The fair value of the liability is calculated as the present value of the expected future costs of retirement.  The obligation is recorded as a long-term liability with a corresponding increase to the carrying amount of mineral properties.  Increases in the liability amount of the asset retirement obligation resulting from the passage of time are recorded as accretion expense in the consolidated statement of operations and comprehensive loss and deficit.  Actual expenditures incurred upon settlement of the obligation are charged against the liability to the extent it has been recorded.

Income Taxes
Trelawney follows the liability method of accounting for income taxes.  Under this method, future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Future tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the future tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.  Areas where management uses subjective judgment include, but are not limited to, fair value of financial instruments, recoverability of mineral properties and related deferred costs, asset retirement obligation, future income taxes and the valuation of warrants and options. Management believes that these estimates are reasonable.

Stock-based compensation
Trelawney uses the fair value method in accounting for stock-based compensation.  Under this method, stock-based payments are measured at the fair value of the equity instruments issued, and are amortized over the vesting period.  The offset to the recorded cost is to contributed surplus.  The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the value of the options in contributed surplus is credited to share capital along with the proceeds received on exercise.

Other Stock-based Payments
The Company accounts for other stock-based payments based on the fair value of services granted or the equity instruments issued in exchange for the receipt of goods and services from non-employees by using the stock price and other measurement assumptions at the measurement date, whichever is the more reliably measured.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

2.     Summary of Significant Accounting Policies (continued)

Flow-through Shares
The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through shares arrangements are renounced to investors in accordance with tax legislation.  The future income taxes relating to the temporary difference that will arise when the qualifying expenditures are incurred are recorded at the time of filing the renunciation with the tax authorities.  The recognition of the future income tax liability will result in a corresponding reduction to the carrying value of the shares issued.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments having a remaining maturity at the date of purchase of less than or equal to 90 days.

Loss per Share
Loss per share is calculated based on the weighted average number of shares issued and outstanding during the quarter or year, as appropriate.  In the years when the Company reports a net loss, the effect of potential issuances of shares under options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.  When diluted loss per share is calculated, only those options and warrants with average exercise prices “in-the-money” are included.

Financial instruments and financial risk

The Company’s financial instruments consist primarily of monetary assets and liabilities, the fair value of which approximate their carrying value due to the short-term nature of these instruments.

Financial assets are classified into one of four categories:
•        Held-for-trading (“HFT”);
•        Held-to-maturity (“HTM”);
•        Available for sale (“AFS”); and,
•        Loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i) HFT financial assets

Financial assets are classified as HFT when the financial asset is held for trading or it is designated as HFT upon initial recognition. A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future;
•	it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or
•	it is a derivative that is not designated and effective as a hedging instrument.

Held for trading financial assets are measured at fair value, and changes therein are recognized in profit or loss. The Company has classified its cash and cash equivalents and marketable securitues as HFT financial assets.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

2.     Summary of Significant Accounting Policies (continued)

(ii) HTM financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity.  HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not have any assets classified as HTM investments.

(iii) AFS financial assets

Non-derivative financial assets, including investments in securities, are classified as AFS and are stated at fair value. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses on AFS securities, are recognized in other comprehensive income and presented within accumulated other comprehensive income in shareholders’ equity.  As a result, the assets’ carrying values approximate their fair values.

Impairment losses and interest calculated using the effective interest method are recognized directly in profit or loss rather than equity. When an investment is derecognized or is determined to be impaired, the cumulative gain or loss previously recognized in accumulated other comprehensive income is included in profit or loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate at the statement of financial position date. The change in fair value attributable to foreign exchange translation differences of the asset is recognized in other comprehensive income.

(iv) Loans and receivables

Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value plus any directly attributable transaction costs.  Subsequently, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified.

Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Transaction Costs
The Company expenses transaction costs relating to its financial instruments.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

3.     Capital Assets

As at	December 31, 2010		December 31, 2009
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Buildings	$1,939,809	$149,045	$-	$-
Computer equipment	205,496	35,514	-	-
Furniture and fixtures	146,308	21,120	-	-
Mining equipment	3,050,555	167,916	-	-
Various Equipment	317,900	30,681	-	-
Vehicles	505,685	97,917	-	-
	$6,165,753	$502,194	$-	$-
Net book value	$5,663,559		$-

During the year ended December 31, 2010, the Company capitalized amortization of $480,831 (2009 - $Nil) to mineral properties and deferred costs as the respective equipment has been used in the exploration of the Company’s properties.

Capital assets include assets (primarily vehicles and mining equipment) held under capital leases of $1,046,483 (2009 - $Nil).  Related amortization of assets held under capital leases included in accumulated depreciation was $37,050 (2009 - $Nil)

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

4.      Mineral Properties and Deferred Costs

The following table summarizes the Company’s mineral properties and deferred expenditures:

	31-Dec-10
	Opening Balance	Additions	Disposals	Net
	($)	($)	($)	($)

Chester 1	2,864,020	13,342,083	-	16,206,103
Dorset Au	2,922,351	762	(2,923,113)	-
Chester 2 - Young Shannon	2,694,744	3,179,647	-	5,874,391
Chester 3 - Jack Rabbit (Cote Lake)	1,132,931	5,306,805	-	6,439,736
Mishi	486,469	4,939	-	491,408
Massey	687,888	33,894	-	721,782
Hiawatha	18,000	288,000	-	306,000
Chesbar	15,000	-	-	15,000
Chester/Yeo	-	171,908	-	171,908
Benneweis	-	78,243	(34,000)	44,243
Other	-	30,219	-	30,219
	10,821,403	22,436,500	(2,957,113)	30,300,790

	31-Dec-09
	Opening Balance	Additions	Disposals	Net
	($)	($)	($)	($)

Chester 1	-	2,864,020	-	2,864,020
Dorset Au	2,903,724	18,627	-	2,922,351
Chester 2 - Young Shannon	-	2,694,744	-	2,694,744
Chester 3 - Jack Rabbit (Cote Lake)	-	1,132,931	-	1,132,931
Mishi	468,211	18,258	-	486,469
Massey	589,085	98,803	-	687,888
Hiawatha	-	18,000	-	18,000
Chesbar	-	15,000	-	15,000
Martin - Murgor	798,022	-	(798,022)	-
	4,759,042	6,860,383	(798,022)	$10,821,403

4.a - Chester 1 Property
On June 26, 2009, Trelawney signed a letter of agreement with Treelawn Investment Corp. (“Treelawn”) to acquire up to a 70% interest in two leased mining claims (151 hectares), which hosts the Chester Gold Mine in Chester Township, northern Ontario.

Pursuant to the terms of the Letter Agreement the Company can acquire an initial 50% interest in the Property (the “First Option”), in exchange for:
-	$35,000 (paid) in cash;
-	4,000,000 (issued) common shares of the Company;
-	1,000,000 (issued) common purchase warrants of the Company exercisable into common shares of the Company for five years from the date of issuance at an exercise price of $0.17;
-	Within 12 months following the signing of the Option Agreement, the Company shall obtain the necessary work permits and commence a work program on the Property (completed);

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

4.     Mineral Properties and Deferred Costs (continued)

-	On or before the 18th month anniversary of obtaining the work permits, the Company shall have brought the Property into commercial production; and
-	On or before the sixth month anniversary of achieving commercial production, the Company shall issue an additional 1,000,000 Common Shares to Treelawn.

After exercising the First Option, the Company can acquire an additional 10% interest in the Property (the “Second Option”) by issuing an additional 1,000,000 Common Shares to Treelawn on the date which is the later of: Treelawn receiving $2.5 million from its share of the net profits from commercial production from the Property and the Property achieving 12 months of continuous commercial production.

The Company can acquire an additional 10% interest in the Property on the date that is 12 months from the exercise of the Second Option by issuing an additional 1,000,000 Common Shares to Treelawn.

As of December 31, 2010 the Company is in the process of exercising the first option, with remaining commitments to fully exercise the first option of bringing the property into production on or before the 18th month anniversary and issuing 1,000,000 common shares six months after achieving commercial production.

4.b  - Dorset Au Property
The Company earned a 50% interest in the Dorset property (5 claims totaling 18 units) located about 60 km west of Wawa, Ontario.  Trelawney can earn an additional 20% by completing a feasibility study, making cash payment of $100,000, and issuing 500,000 common shares.

During the year ended December 31, 2010, the Company wrote off costs associated with the property as management does not intend to continue exploring this property and it does not hold title to the land.

4.c - Chester 2 Property - Young Shannon Property
On August 20, 2009, the Company signed an acquisition agreement with Metallum Resources Inc. (“Metallum”) to acquire 100% of Metallum’s 92.5% interest in the Young-Shannon Property adjacent to the Chester Property in exchange for 5,000,000 common shares of Trelawney and a 1% NSR royalty payable when the monthly average gold price exceeds US$1,000 per ounce.  An additional 3% NSR, for a total of 4%, is payable to the proprietary owners on the 11 patented and 2 unpatented mining claims.  The Young-Shannon Property consists of 11 patented and 18 unpatented mining claims.

As of December 31, 2010 the Company has met all commitments to exercise this option agreement.

4.d - Chester 3 Property - Jack Rabbit Property
On December 21, 2009, Trelawney and Treelawn entered into a term sheet (the “Letter Agreement”), pursuant to which Treelawn has granted the Company the right to acquire up to a 92.5% interest in certain mining claims located in Chester Township, Ontario.

Pursuant to the terms of the Letter Agreement the Company can acquire an initial 50% interest in the Property (the “First Option”), in exchange for:

-	3,000,000 common shares (“Common Shares”) of the Company;
-
on or before the end of every three month period following the signing of a definitive option agreement (the “Effective Date”), the Company shall pay Treelawn the amount of $18,000 for a period of three years, for a total consideration of $216,000;

-	on or before the Effective Date the Company shall pay Treelawn the amount of $1,000,000;
-	on or before the first anniversary of the Effective Date the Company shall pay Treelawn the amount of $1,000,000; and

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

4.     Mineral Properties and Deferred Costs (continued)

-	on or before the end of the 18th month anniversary following the Effective Date, the Company shall have made $500,000 in expenditures on the Property;
-	on or before the end of the 18th month anniversary following the Effective Date, the Company shall issue an additional 4,000,000 Common Shares to Treelawn; and
-
in the event the Company fails to exercise the First Option, the Company shall pay Treelawn the amount of $1,000,000.  As of December 31, 2009 the Company accrued the $1,000,000 and classified it as a long term payable as the payment is not required until 30 days after the first anniversary of the effective date, which would be due fiscal 2011, in the event that the Company does not exercise it’s First Option.  The Company has since paid the $1,000,000 thus eliminating the liability.

After exercising the First Option the Company shall grant to Treelawn a 1.5% net smelter return royalty (the “Royalty”) on the Property.  During the 48 months following the grant of the Royalty the Company shall have the right to purchase 0.5% of the Royalty from Treelawn for sum of $1,000,000.

Twelve months following the exercise of the First Option and provided the Company has expended $500,000 on the Property, the Company can earn an additional 25% interest in the Property (the “Second Option”) by issuing an additional 4,000,000 Common Shares to Treelawn.

The Company can acquire a final 17.5% interest in the Property on the date that is 12 months from the exercise of the Second Option and provided the Company has expended an additional $500,000 on the Property by issuing an additional 4,000,000 Common Shares to Treelawn.

As of December 31, 2010 the Company is in the process of exercising the first option, with remaining commitments to fully exercise the first option of eight payments of $18,000 for a total of $144,000 and the issuance of 4,000,000 shares within 18 months of the effective date.

4. e - Hiawatha Property
The Company acquired 70% right in the Hiawatha Property on December 30, 2009.  The property is located in Lizar Township, Ontario.  The Company must pay $40,000 and issue 400,000 common shares.

As of December 31, 2010 the Company has met all commitments to exercise this option agreement.

4. f - Mishi Property
Trelawney has 100% interest in 4 claim blocks totaling 328 claim units in the Mishibishu Lake area, 65 kilometers northeast of Wawa, Ontario.

4. g - Massey Property
Trelawney has 100% interest in 37 claim units located in the Salter Township, 80 kilometers west of Sudbury, Ontario.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

4.     Mineral Properties and Deferred Costs (continued)

4. h -Murgor Option – Mishibishu Lake Property
On May 31, 2006, Trelawney entered into an option agreement to acquire up to 75% interest in the Murgor’s Mishibishu Lake Property.  In order to acquire a 50% interest in the property, Trelawney must satisfy the following obligations:

		Common	Exploration
	Cash	Shares	Expenditures
2006 (paid)	$10,000	150,000	$-
2007 (paid)	20,000	100,000	100,000
2008 (paid)	25,000	100,000	200,000
2009	35,000	100,000	300,000
2010	50,000	150,000	400,000
2011	60,000	150,000	500,000
	$200,000	750,000	$1,500,000

In order to acquire an additional 25% interest, Trelawney must exercise the 50% option above, issue 400,000 common shares and obtain a feasibility study.  The property, which is comprised of 14 claims totaling 114 units, is subject to a 1% net smelter return on 1 claim totaling 1 unit.

The property was returned to the vendor and written-off in the fourth quarter of 2009.

The following is a summary of the Company’s cumulative outstanding mineral property commitments by property to acquire the maximum potential interests under its current property agreements:

	Chester 1	Chester 2	Chester 3
Maximum interest	70%	92.5%	92.5%
Cash payments	$-	$-	$144,000
Shares to be issued	3,000,000	-	12,000,000
Exploration obligations	- obtain necessary work permits	-	-
	- achieve commercial production for 12 continuous months	-	-
Royalties	-	4% NSR	1.5% NSR

5.     Marketable Securities

Marketable securities are comprised of 725,000 (December 31, 2009 – 325,000) shares of various public companies.  As at December 31, 2010, these held-for-trading investments have been measured at their fair value of $87,375 (December 31, 2009 – $32,500). The impact to the consolidated financial statements of this revaluation to market value resulted in a gain of $20,875 (2009 – $22,750) as market values of these securities increased during the year.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

6.     Financial Risk Factors

Fair Value of Financial Instruments

The Company has designated its cash and cash equivalents and marketable securities as held for trading, which are measured at fair value.  Fair value of marketable securities is determined based on transaction value and is categorized as Level 1 measurement. GST recoverable and other receivables is classified for accounting purposes as loans and receivables, which are measured at amortized cost which approximates fair value.  Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also approximates fair value.  Fair value of accounts payable and accrued liabilities are determined from transaction values which were derived from observable market inputs. Fair values of accounts payable and accrued liabilities are based on Level 2 measurements.

The Company has determined the fair value of its financial instruments as follows:

(i) The carrying values of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, approximate their fair values due to the short-term nature of these instruments.

(ii) Investments and capital assets are carried at amounts in accordance with the Company’s accounting policies.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject in and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

A)          Credit Risk

The Company is not exposed to major credit risk attributable to customers. Additionally, the majority of the Company's cash and cash equivalents are held with a high rated Canadian financial institution in Canada.

B) Market Risk

i.)    Interest Rate Risk

The Company does not have any interest bearing debt other than capital lease obligations which are not subject to interest rate risk. The Company invest cash surplus to its operational needs in investment-grade short term deposits certificates issued by the bank where it keeps its Canadian Bank accounts. The Company periodically assesses the quality of its investments with this bank and is satisfied with the credit rating of the bank and the investment grade of its short term deposits certificates.

ii.)   Market Price Risk

Market risk arises from the possibility that changes in market prices will affect the value of the financial instruments of the Company. The Company is exposed to fair value fluctuations on its investments. The Company's other financial instruments (cash, accounts receivable, accounts payable and accrued liabilities) are not subject to price risk.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

6.     Financial Risk Factors (continued)

iii.)   Commodity Price Risk

The price of the common shares in the capital the Company ("Common Shares"), its financial results, exploration and development activities have been, or may in the future be, adversely affected by declines in the price of gold and/or other metals.  Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control such as the sale or purchase of commodities by various central banks, financial institutions, expectations of inflation or deflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, international supply and demand, speculative activities and increased production due to new mine developments, improved mining and production methods and international economic and political trends.  The Company's revenues, if any, are expected to be in large part derived from mining and sale of precious and base metals or interests related thereto.  The effect of these factors on the price of precious and base metals, and therefore the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

iv.)   Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2010, the Company had current assets of $55,291,133 (December 31, 2009 - $10,711,638) and current liabilities of $3,109,438 (December 31, 2009 - $794,941).  All of the Company’s financial liabilities and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $52,181,695 (December 31, 2009 - $9,916,697).

Sensitivity Analysis

The sensitivity analysis shown in the notes below may differ materially from actual results. Interest rate risk on cash equivalents is minimal as these have fixed interest rates.

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over a one year period:

(i)
Cash and cash equivalents include short-term money market mutual fund units that are subject to floating interest rates. As at December 31, 2010, if interest rates had fluctuate by 1% with all other variables held constant, the loss for the year ended December 31, 2010 would be changed by $548,000, as a result of a change in interest income from cash and cash equivalents.

(ii)
The Company's investments are subject to fair value fluctuations. As at December 31, 2010, if the fair value of investments had fluctuated by 10% with all other variables held constant, net loss for the year ended December 31, 2010 would have changed by $9,000.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

7.     Related Party Transactions

Certain corporate entities that are related to the Company’s officers and directors provide consulting services     to Trelawney. Transactions were conducted in the normal course of operations and are measured at the exchange amounts.

These expenditures are summarized as follows:
For the years ended December 31,	2010	2009
Management and consulting fees	$934,000	$349,834
Directors Fees	443,000	110,000
Legal fees	245,595	120,311
Deferred exploration expenditures	268,400	54,193

Included in accounts payable and accrued liabilities is $473,000 (2009 - $80,587) in amounts due to related parties.

On November 5, 2010, the Company entered into an agreement to purchase a mill for $300,000 from Canada Lithium Corporation, a Company for which two directors of Trelawney are also directors.

On June 2, 2010, the Company entered into two property option agreements with Crown Gold Corporation, a Company for which a director of Trelawney is also a director.  As part of the property agreements, Trelawney paid $120,000 to Crown Gold Corporation and received 400,000 shares of Crown Gold Corporation.

In May and November 2010, the Company sold $81,800 of equipment to Lakeshore Gold Inc., a Company for which a director of Trelawney is also a director.

8.     Capital Lease Obligations

	December 31, 2010	December 31, 2009
Total minimum lease payments	$1,078,330	$-
Less: amount representing interest	99,489	-
Capital lease obligations	978,841	-
Less: current portion	318,193	-
	$660,648	$-

Future minimum lease payments by year, and in the aggregate, are as follows:
2011	378,366
2012	378,366
2013	308,655
2014	12,943
Totals	$1,078,330

Equipment under capital lease includes vehicles and mining equipment.  The capital leases are issued at a rate of interest of between 3.84% and 6.6% and mature before June 2014.  During the year ended December 31, 2010 $13,789 (2009 - $Nil) of interest from capital leases was charged to operations.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

9.     Provision for mine closure

The following table summarizes the changes in mine closure costs during the period:

	December 31, 2010	December 31, 2009
Opening Balance	$-	$-
Initial recognition	435,921	-
Accretion expense	7,193
Ending Balance	$443,114	$-

As at December 31, 2010, management estimated that the total amount of the estimated cash flows required to settle the Company’s assets retirement obligation for the Chester 1 property is $528,055. It is expected that this amount will be incurred in three years. The credit adjusted, risk free interest rates used to discount estimated cash flows for liabilities incurred was 6.6% representing the Company’s incremental borrowing rate.

The Company’s estimates of future asset retirement obligations are based on reclamation standards that meet or exceed regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties. The provision for reclamation is provided against the Chester 1 project and is based on the project plan approved by the Government of Ontario.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

10.   Capital Stock

Share Capital
The Company is authorized to issue an unlimited number of common shares without par value.  The issued and outstanding common shares consist of the following:

	No. of Shares
Balance at December 31, 2008	17,930,529	$6,212,174
Issuance of common shares for cash:
Private placement FT units - $0.20/unit	11,115,000	2,223,000
Private placement Units - $0.17/unit	4,173,234	709,450
Private placement Units - $0.11/unit	2,000,000	220,000
Private placement FT units - $0.60/unit	4,605,000	2,763,000
Private placement Units - $0.50/unit	15,296,600	7,648,300
Issuance of shares for property	9,100,000	3,848,000
Issuance of shares for debt*	268,828	21,812
Finder’s fee	60,000	6,600
Fair market value assigned to warrants issued	-	(3,208,000)
Costs of issuances
Cash commissions paid	-	(1,006,090)
Finder’s fee	-	(6,600)
Fair market value assigned to broker warrants	-	(462,000)
Future tax benefit on cost of issuance	-	253,000
Balance at December 31, 2009	64,549,191	$19,222,646
Issuance of common shares for cash:
Private placement shares - $1.05/share	14,238,095	14,950,000
Private placement shares - $2.20/share	18,652,000	41,034,400
Private placement flow-through shares - $2.50/share	6,440,000	16,100,000
Exercise of stock options	581,000	315,150
Exercise of purchase warrants	11,728,591	4,970,818
Issuance of shares for property	4,300,000	4,182,000
Fair value of contributed surplus transferred on exercise of options and warrants exercised	-	2,456,028
Future tax liability pursuant to flow through shares renunciation**	-	(1,244,000)
Cost of issuance
Cash commissions paid	-	(4,586,960)
Fair market value assigned to broker warrants	-	(594,000)
Future tax benefit on cost of issuance**	-	1,147,000
Balance at December 31, 2010	120,488,877	97,953,082
*On April 15, 2009, Trelawney settled trade debts owing by the Company through the issuance of shares for debt.
** Net – 2010 - $(97,000)

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

10.   Capital Stock (continued)

Private Placements

Details of private placements completed during the year ended December 31, 2010, is as follows:

Date of issuance	March 30, 2010	December 7, 2010	December 7, 2010	Total
Number of shares issued	14,238,095	18,652,000	6,440,000	39,330,095
Price of issue	$1.05	$2.20	$2.50
Gross proceeds	$14,950,000	$41,034,400	$16,100,000	$72,084,400
Number of common share broker warrants	854,286	-	-	-
Exercise price per purchase warrant and broker warrant	$1.05	-	-
Expiry date of warrants	March 30, 2012	-	-

Details of private placements completed during the year ended December 31, 2009, is as follows:

Date of issuance	May 27, 2009	August 21, 2009	August 27, 2009	December 22, 2009	December 22, 2009	Total
Number of units issued	2,000,000	11,115,000	4,173,234	15,296,600	4,605,000	37,189,834
Price of issue	$0.11	$0.20	$0.17	$0.50	$0.60
Gross proceeds	$220,000	$2,223,000	$709,450	$7,648,300	$2,763,000	$13,563,750
Number of common shares issued	2,000,000	11,115,000	4,173,234	15,296,600	4,605,000	17,288,234
Number of common share purchase warrants	-	5,557,500	2,086,617	7,648,300	-	15,292,417
Number of common share broker warrants	-	-	-	1,393,112	-	1,393,112
Exercise price per purchase warrant and broker warrant	-	$0.30	$0.30	$0.70 and $0.50	-	-
Expiry date of warrants	-	August 27, 2010	August 27, 2010	December 22, 2011	-	-

Stock Options
Trelawney established a stock option plan to provide additional incentive to its officers, directors, employees and consultants in their effort on behalf of the Company in the conduct of its affairs.  The stock option plan provides that the total number of shares which may be issued thereunder is limited to 10% (December 31, 2009 - 9%) of the aggregate number of shares outstanding.  Under the terms of the plan, options vest immediately and expire on the fifth anniversary from the date of issue unless otherwise specified.  As at December 31, 2010 the Company had 4,994,888 (2009 – 2,509,427) options available for issuance.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

10.   Capital Stock (continued)

A summary of stock options issued and outstanding is as follows:

	December 31, 2010		December 31, 2009
	Weighted		Weighted
	Average		Average
	Exercise	Number of	Exercise	Number of
	Price	Options	Price	Options
Outstanding at beginning of year	$0.39	3,300,000	$0.75	650,000
Transaction during the year:
Granted	0.92	4,605,000	0.33	2,810,000
Exercised	0.54	(581,000)	-	-
Forfeited	0.52	(270,000)	0.94	(160,000)
Outstanding at end of year	0.72	7,054,000	0.39	3,300,000
Exercisable at end of year	$0.72	6,904,000	$0.39	3,229,333

The following table provides additional information about outstanding stock options at December 31, 2010:

	No. of Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	No. of Options Currently Exercisable	Weighted Average Exercise Price – Exercisable Options
$ 0.26 - $0.37	2,600,000	3.70	$0.33	2,600,000	$0.33
$ 0.525 - $0.75	2,537,000	4.05	$0.74	2,537,000	$0.74
$ 1.00 - $1.25	1,917,000	4.12	$1.21	1,767,000	$1.22
0.26 - $1.00	7,054,000	3.94	$0.72	6,904,000	$0.71

Stock-based Compensation
The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options issued during the year ended December 31, 2010:

Grant date	Vesting of prior year Options	Jan. 19, 2010	March 2, 2010	April 12, 2010	April 30, 2010	Sept. 24, 2010	Nov. 5, 2010	Total
No. of options	-	2,525,000	275,000	1,530,000	50,000	200,000	25,000	4,605,000
Exercise price	-	$0.75	$0.53	$1.25	$1.10	$1.00	$1.92
Expected life in years	-	5	5	5	5	5	5
Volatility	-	104.86%	104.32%	109.85%	109.19%	108.90%	108.32%
Risk-free interest rate	-	2.60	2.53	3.06	2.99	2.11	2.05
Dividend yield	-	-	-	-	-	-	-
Vesting	25% per quarter	100%	100%	100%	100%	1/3 per year	100%
Fair value of options granted	-	$1,466,000	$112,000	$1,469,000	$43,000	$154,000	$38,000	$3,282,000
Stock-based compensation expense	$42,700	$1,466,000	$112,000	$1,469,000	$43,000	$67,760	$38,000	$3,238,460

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

10.   Capital Stock (continued)

The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options issued during the year ended December 31, 2009:

Grant date	August 27, 2009	September 22, 2009	Totals
No. of options	910,000	1,900,000	2,810,000
Exercise price	$0.26	$0.37
Expected life in years	5	5
Volatility	105.32%	105.41%
Risk-free interest rate	2.65%	2.57%
Dividend yield	-	-
Vesting	100%	100%
Fair value of options granted	$184,000	$502,300	$686,300
Stock-based compensation expense	$184,000	$502,300	$686,300

Warrants
Month of Expiry	No. of Warrants	Exercise Price
March 2012	768,857	$1.05
December 2011	4,706,500	$0.70
December 2011	335,867	$0.50
August 2014	1,000,000	$0.17
	6,811,224

The following table summarizes the assumptions used with the Black-Scholes valuation model during the year ended December 31, 2010:

Grant date	March 30, 2010	Totals
No. of warrants	854,286	854,286
Exercise price	$1.05
Expected life in years	2
Volatility	129.67%
Risk-free interest rate	1.73%
Dividend yield	-
Fair value of warrants	$594,000	$594,000

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

10.   Capital Stock (continued)

The following table summarizes the assumptions used with the Black-Scholes valuation model during the year ended December 31, 2009:

Grant date	August 21, 2009	August 26, 2009	August 27, 2009	August 27, 2009	December 22, 2009	December 22, 2009	Totals
No. of warrants	1,625,000	3,592,500	2,426,617	1,000,000	7,648,300	1,393,112	17,685,529
Exercise price	$0.30	$0.30	$0.30	$0.17	$0.70	$0.50
Expected life in years	1	1	1	1	2	2
Volatility	138.98%	139.79%	139.79%	139.79%	117.28%	117.28%
Risk-free interest rate	1.25%	1.20%	1.19%	1.19%	1.36%	1.36%
Dividend yield	-	-	-	-	-	-
Fair value of warrants	$174,000	$478,000	$305,000	$161,000	$2,251,000	$462,000	$3,831,000

11.   Contributed Surplus

Year ended	December 31, 2010	December 31, 2009
Balance at beginning of year	$5,983,119	$1,465,819
Stock-based compensation expense	3,238,460	686,300
Fair market value of warrants issued	594,000	3,831,000
Fair market value transferred on warrants and options exercised	(2,456,028)	-
Balance at end of year	$7,359,551	$5,983,119

12.   Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with the banks in general interest bearing accounts totalling $50,775,660 (2009 - $1,593,347) and interest-generating money-market accounts with no stipulated terms of maturity, of $3,439,360 (2009- $9,000,000).

Restricted cash balances consist of short-term cash on deposit with banks in interest-generating money-market accounts, of $586,198 (2009 - $47,350).

The following chart discloses the Company’s cash and cash equivalents and cash that is restricted as a result of cash held by its Canadian bank in interest bearing deposits that secure letters of credit issued regarding the Chester project and credit cards:

	December 31, 2010	December 31, 2009
	$	$
General purpose
Cash	50,780,221	1,593,347
Cash equivalents	3,439,195	9,000,000
Total cash and cash equivalents	$54,219,416	$10,593,347

Restricted
Cash equivalents (1)	586,198	47,350
Total restricted cash	$586,198	$47,350

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

12.   Cash and Cash Equivalents (continued)

(1)
This cash is made up of $505,694 restricted in connection with the Company’s ARO obligations. It has issued a letter of credit in the amount of $505,694 to the Ministry of Northern Development, Mines and Forestry in satisfaction of its requirements under the approved site development. This cash equivalent is restricted by a non-revocable letter of credit that can only be lifted by the Ministry of Northern Development, Mines and Forestry.  The remaining $80,504 is restricted in connection with the Company’s credit cards.

13.   Deposits

As at December 31, 2010 the Company had deposits of $539,000 (December 31, 2009 - $nil) comprised of a  $300,000 deposit in connection with the purchase of the mill from Canada Lithium (Note 8) and $239,000 in deposits relating to certain leased equipment.

14.   Future Income Taxes

The Company’s income tax provision differs from the amount resulting from the application of the Canadian statutory income tax rate.  A reconciliation of the combined Canadian federal and provincial income tax rates with the Company’s effective tax rates for the year ended December 31, 2010 and 2009 is as follows:
	2010	2009
	$	$
Loss before income taxes	(11,821,838)	(2,523,351)
Combined Statutory rate	31.00%	33.00%
Estimated recovery of income taxes	(3,665,000)	(833,000)

Permanent differences	1,004,000	311,000
Other	1,000	-
Change in valuation allowance	2,049,000	512,000
Difference between current and future tax rates	514,000	128,000
Future income tax expense (recovery)	(97,000)	118,000

The Canadian statutory income tax rate of 31% (2009 - 33%) is comprised of the federal income tax rate at approximately 18% (2009 – 19%) and the provincial income tax rate of approximately 13% (2009 – 14%).

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

14.   Future Income Taxes (continued)

The net future tax liability as at December 31, 2010 and 2009 is comprised of the following:

	2010	2009
	$	$
Future income tax assets
Share issuance costs	1,074,000	219,000
Other	-	2,000
Capital Assets	124,000	-
Operating losses carried forward	2,578,000	654,000
	3,776,000	875,000
Less : valuation allowance	(2,561,000)	(512,000)
Net future tax assets	1,215,000	363,000

Future tax liabilities
Deferred exploration expenses	(1,214,000)	(363,000)
Other	(1,000)	-
Net future tax liabilities	(1,215,000)	(363,000)

Net future tax liability	-	-

As at December 31, 2010, the unamortized balance, for income tax purposes, of the share issuance fees amounts to approximately $4,294,100 (2009 - $876,400) and will be deductible over the next four years.

As at December 31, 2010, the Company has $25,464,500 (2009 - $9,361,900) of unused CEE, CDE and FED expenses available to offset future taxable income. The tax benefits pertaining to these expenses are available to carry forward indefinitely.

The Company also has $10,310,100 (2009 - $2,615,700) in non-capital losses carry-forward for which no benefit has been recognized in the accounts.  These losses expire as follows:

$
2014	319,500
2015	918,700
2026	747,700
2027	159,400
2028	60,800
2029	1,295,500
2030	6,808,500
10,310,100

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

15. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2010. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of capital stock, contributed surplus, and deficit, which as at December 31, 2010 totaled $88,167,480 (December 31, 2009 - $19,785,450).

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning and obtain sufficient funding to further the identification and development of precious metals deposits.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements.  There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions.

Trelawney Mining and Exploration Inc.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

16. Commitments and Contractual Obligations

As part of its mineral property option agreements the Company is committed to make certain payments of cash and shares in order to exercise its options on the various properties (Note 5).

The Company’s activities are subject to environmental regulation (including regular environmental impact assessments and permitting) in each of the jurisdictions in which its mineral properties are located.  Such regulations cover a wide variety of matters including, without limitation, prevention of waste, pollution and protection of the environment, labour relations and worker safety.  The Company may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations.  It is likely that environmental legislation and permitting will evolve in a manner which will require stricter standards and enforcement.  This may include increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a higher degree of responsibility for companies, their directors and employees.

The Company has not determined and is not aware whether any provision for such costs is required and is unable to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take.

As part of its 2010 flow through funding, the Company is committed to spending $16,100,000 (2009 - $985,000) on Canadian exploration costs by December 31, 2011.